

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 28, 2009

Mr. Robert H. Barghaus
Vice President and CFO
Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

> **RE:** **Form 10-K for the fiscal year ended January 31, 2008**
> **Forms 10-Q for the periods ended April 30, 2008, July 31, 2008, and**
> **October 31, 2008**
> **Schedule 14A filed April 21, 2008**
> **File No. 1-13026**

Dear Mr. Barghaus:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Item 1A – Risk Factors, page 6

2. Based upon your disclosures on page 7, it appears that you make promotional offers to independent consultants. Please disclose how these arrangements are typically structured and discuss their related accounting.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

3. Please discuss in greater detail the business reasons for the changes between periods in gross profit and selling expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you should discuss what amount of the increase in gross profit was due to improved margin within the PartyLite businesses, the sale of BHI NA and the continued higher commodity costs in all businesses. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 21

4. Please expand MD&A to provide further discussion of recent economic events and its current and expected future impact on your operations, financial position and liquidity. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the current business environment. We believe that you should provide detailed rather than general disclosures regarding these risks and exposures. For example, you should provide detailed information on your recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. You should also discuss whether there are further risks related to the recoverability of your assets, including goodwill and other intangible assets. In your response to this letter, please provide a detailed description of proposed future disclosure.

5. Based upon your statements of cash flows, net cash provided by operating activities has decreased year over year for the three years ended January 31, 2008. In addition, we note that you have net cash used in operating activities for the nine months ended October 31, 2008. As such, please expand your disclosure to

discuss all material changes in your operating activities as depicted in your statement of cash flows, including the changes in the specific line items of your operating assets and liabilities. In addition, please address how this negative trend impacts the Company's overall liquidity.

6. Please disclose in your liquidity section any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In this regard, it appears based upon your disclosure on page 54 that $50.1 million of debt will mature in the year ended January 31, 2010. Please revise your disclosure accordingly. See Item 303(a)(1) of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data, page 33

Note 1 – Summary of Significant Accounting Policies, page 38

General

7. Please disclose the types of expenses that you include in the cost of goods sold line item, the selling expenses line item and the administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit.

Cash and Cash Equivalents, page 39

8. We note your disclosure that amounts due from credit card companies for the settlement of credit card transactions are included in cash equivalents. With reference to paragraph 8 of SFAS 95, which defines cash and cash equivalents, please tell us supplementally and expand your disclosures to discuss why you believe it is appropriate to reflect these amounts as cash equivalents.

Earnings per Common and Common Equivalent Share, page 43 and Note 19 – Earnings Per Share, page 69

9. Please disclose how you are treating the vested and unvested restricted stock and restricted stock units you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Note 13 – Commitments and Contingencies, page 58

10. Please tell us what consideration you gave to presenting Mr. Goergen's 7,500,000 shares, which you may be obligated to purchase or register, outside of permanent equity. Please tell us what accounting literature you referenced to support your basis.

Note 15 – Income Taxes, page 59

11. It appears that the deferred tax liability related to undistributed foreign earnings increased approximately $3.5 million in 2008 from 2007. You disclose on page 61 that $0.3 million was recorded as a reduction to net earnings on these undistributed earnings in the current period. It is unclear why only $0.3 million of the $3.5 million increase was reflected in net earnings while the remainder was recorded in other comprehensive income. Please advise and provide the authoritative literature which supports your accounting.

Item 9A – Controls and Procedures, page 72

(b) - Management's Report on Internal Control over Financial Reporting, page 72

12. Please revise to state that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K.

Exhibit 31 – Certifications

13. We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the January 31, 2008 Form 10-K and 2008 Forms 10-Q. Please remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K.

14. Your certifications included in your January 31, 2008 Form 10-K as well as your 2008 Forms 10-Q omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file an amendment to your Form 10-K and 2008 Forms 10-Q to include the omitted information from the introductory portion of paragraph 4 as well as paragraph 4(b). Please ensure that the revised certifications refer to the Forms 10-K/A and 10-Q/A, as appropriate, and are currently dated. Refer to Section 246.13 of the Division of Corporation Finance - Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2008

General

15. Please address the above comments in your interim filings as well, as applicable.

Financial Statements

Note 2 – Business Acquisitions, page 8

16. We note that you signed a definitive agreement to purchase ViSalus Holdings, LLC through a series of investments and have accounted for your acquisition of a 43.6% equity interest in ViSalus as a business combination. In this regard, we have the following comments:
    - It is unclear why you believe it is appropriate to consolidate your 43.6% equity interest in ViSalus. Please provide us with a comprehensive analysis as to why you believe you have substantive control through your participating rights and intent to acquire additional ownership interests in ViSalus;
    - Given that you acquired a 43.6% interest in ViSalus for $13 million, it is unclear why the carrying amount of the redeemable noncontrolling interests was only $0.3 million as of October 31, 2008. Please advise;
    - We note that Mr. Goergen owns 100% of RAM, which has a significant ownership interest in ViSalus. Please identify the other owners of ViSalus and quantify the ownership interest of each party as well as the consideration given to Mr. Goergen and each prior owner. Confirm, if true, that the consideration paid was relative to each party's ownership interest. Please also disclose Mr. Goergen's ownership interest in Blyth.

Note 5 – Investments, page 10

17. We note your disclosure that during the first quarter of fiscal year 2009, $20.0 million of the $25.0 million auction rate security portfolio outstanding at January 31, 2008 failed to auction due to sellers exceeding buy orders for those securities. Please disclose how you concluded whether these auction rate securities were or were not deemed to be other than temporarily impaired. Please refer to FSP FAS 115-1 and FAS 124-1.

Note 16 – Contingencies, page 21

18. Regarding the potential additional corporate income taxes which you may be subject to, please disclose the amount of the reserve that you have recorded. Disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5. In addition, please note that Question 2 of SAB Topic 5:Y cautions that a statement that the contingency is not expected to be material does not satisfy the requirements of Statement 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 21, 2008

Annual Incentives, page 18

19. Please clarify for us, with a view toward future disclosure, how the compensation committee calculated annual and long-term incentives for each executive officer. In this regard, several items are unclear:

- The statement that the MPIP Target Award is divided in to a Business Performance Factor and Individual Performance Factor appears to be inconsistent with the calculation, which indicates that the award is equal to the product of the base salary and Individual Incentive Target. Please clarify how the two Performance Factors fit in to the determination of the MPIP Target Award. For example, does the achievement of these factors affect or determine the percentage of base salary that is used as the Individual Incentive Target?
- In the second and third paragraphs following the calculation of MPIP Target Award, you alternatively suggest that the MPIP Business Performance Factor is based on net earnings, consolidated profits and net income from continuing

> operations. We assume that the factor is based, with adjustments, on earnings from continuing operations. Please confirm supplementally and in future filings please make this more clear by using a term which is consistent throughout your disclosure and with your financial statements.
>
> - In the third paragraph following the calculation, you refer to "financial goals" based on net income from operations as well as MBO targets. It is unclear what you mean by "financial goals" as they relate to the calculation of the MPIP Target Award. For example, are the "financial goals" part of the MPIP Business Performance Factor, or the Business and Individual Performance Factors combined? In this regard, we note that in the fourth paragraph, you suggest that the MBOs relate to the Individual Performance Factor. Does this mean they do not also relate to the Business Performance Factor?
> - Please clarify what makes up the MBOs. For example, you state that financial goals for the CEO and CFO were primarily based on consolidated budgeted net income from operations, but in the fourth paragraph, you discuss profitability targets at the segment level.
> - Please clarify the items within the Individual Performance Factor that were material to the committee's determination of incentive compensation for each of the named executive officers.
> - Please tell us supplementally, with a view toward disclosure in future filings, what is meant by the statement that the committee "used its negative discretion" to award Mr. Goergen a bonus of $1.0 million. Does this mean it used its discretion to reduce the amount of the award that would otherwise have been payable under the various targets that had been set? Or did it decide to pay a bonus even though targets were not met?
> - Please clarify what a "merit increase" is and how the amount is determined. Is this something other than MPIP incentive compensation? Is it a salary adjustment? What are the guidelines that determine the merit increase? Please also clarify whether the merit increases were paid with respect to 2008, or whether they are prospective in nature.

20. We note your disclosure on page 18 that profitability targets at the segment level are not being disclosed due to the risk of competitive harm. Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances. Alternatively, please include in your future filings the amount of financial target levels and disclose whether these targets were achieved. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation. Note that we may have additional comments upon review of your response.

21. The note to the calculation you provide indicates that the Individual Incentive Target, which is multiplied by base salary, is a dollar amount. However the next

paragraph suggests that it is a percentage of base salary. Please clarify supplementally how this is calculated, with a view toward disclosure in future filings.

22. Please disclose the EBIT and net income targets upon which you base LTIP awards, as these appear to be material to your determination of the amount of the awards. Alternatively, provide us with your analysis as to why disclosure would be likely to cause substantial competitive harm. We may have additional comments upon review of your response. Please also clarify how the LTIP Business Performance Factor is determined and the amount that was applied against the LTI Grant to determine the LTIP award.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief